SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of June 15, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☑

SIGNATURES
MAY 2004 TRAFFIC
STATISTICS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: June 15, 2004	By	/s/ R.A. Ruijter
Name: R.A. Ruijter
Title: Managing Director & CFO

	By	/s/ J.E.C. de Groot
Name: J.E.C. de Groot
Title: SVP & /Company Secretary

04/043

Roissy, 8 June 2004

MAY 2004 TRAFFIC

▶	Strong increase in passenger traffic (+21.3%)

▶	Passenger load factor up 3.7 points to 76.3%

Passenger Operations

Passenger activity remained good in May with the Group posting a load factor higher than the one achieved prior to the crisis (May 2001).

Compared to May 2003:

–	Air France traffic increased by 20.5% for a 15.4% rise in capacity. The load factor improved by 3.2 points to 75.2%;

–	KLM traffic increased by 22.8% with capacity up 15.6%. The load factor gained 4.6 points to 78.3%.

In May 2004, combined traffic increased by 21.3% while capacity was up 15.4%. This resulted in a 3.7-point increase in load factor to 76.3%. Excluding Asia/Pacific, traffic was up 12.2% for a 10.1% growth in capacity, resulting in a 1.4-point improvement in the load factor (76.0%).

Long-haul operations continued to drive the overall performance of the Group.

–	The Americas network performed well, and traffic to Latin and South American destinations continued to show particularly strong growth.

–	The Asian network posted high traffic and capacity increases compared with last year, which was hit by the SARS epidemic.

–	Activity remained very buoyant on the African routes. The Middle-East network recovered from last year’s impact of the Iraqi conflict.

–	On the Caribbean & Indian Ocean routes, combined capacity was 2.8% lower than last year, as Air France is adjusting capacity to the new competitive environment.

Activity on the European network (including the domestic French market) benefited from the attractive fares put in place by Air France and KLM. The load factor improved by 1.1 points to 68.2%.

Cargo Operations

The harmonization of the methods used by Air France and KLM to calculate cargo capacity has now been completed. Restated statistics for April are provided in appendix.

In May 2004, combined cargo traffic increased by 11.6% for a 12.5% rise in capacity. This resulted in a limited 0.5-point decline in the cargo load factor to 68.9%.

For Air France alone, cargo traffic rose 12.5% while capacity grew by 14.6%. The load factor declined by 1.2 points to 63.3%.

KLM cargo traffic increased by 10.6% for a 9.7% rise in capacity. The cargo load factor stood at 76.9%, up 0.6 points.

Terminal 2E at Paris-Charles de Gaulle

Following the collapse of part of the roof of Terminal 2E at Paris-Charles de Gaulle Airport, Air France has taken all possible measures to ensure continuity in its operations. The approximately sixty daily Air France flights departing from or arriving at Terminal 2E are now being handled in the five other terminals (2A, 2B, 2C, 2D, 2F) at Charles de Gaulle Airport. Despite these challenges, Air France is maintaining its summer schedule.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 — dobarbarin@airfrance.fr - website: www.airfrance finance.com

STATISTICS

Passenger Operations (million)

	May			Cumulative
Total Group	2004	2003	%	2004	2003	%
Passengers carried (000)	5,566	4,814	15.6%	11,156	9,760	14.3%
Revenue pax-kilometers (RPK)	14,260	11,754	21.3%	28,574	23,735	20.4%
Available seat-kilometers (ASK)	18,688	16,190	15.4%	36,699	32,454	13.1%
Passenger load factor (%)	76.3%	72.6%	3.7	77.9%	73.1%	4.7
Europe (including France)
Passengers carried (000)	4,004	3,547	12.9%	8,019	7,216	11.1%
Revenue pax-kilometers (RPK)	3,110	2,729	14.0%	6,181	5,477	12.8%
Available seat-kilometers (ASK)	4,561	4,070	12.1%	8,985	8,122	10.6%
Passenger load factor (%)	68.2%	67.1%	1.1	68.8%	67.4%	1.3
America (North and South)
Passengers carried (000)	645	528	22.1%	1,260	1,030	22.3%
Revenue pax-kilometers (RPK)	4,688	3,913	19.8%	9,190	7,647	20.2%
Available seat-kilometers (ASK)	5,628	4,909	14.6%	10,891	9,555	14.0%
Passenger load factor (%)	83.3%	79.7%	3.6	84.4%	80.0%	4.3
Asia / Pacific
Passengers carried (000)	330	188	75.3%	656	406	61.7%
Revenue pax-kilometers (RPK)	2,933	1,658	76.9%	5,838	3,584	62.9%
Available seat-kilometers (ASK)	3,781	2,650	42.7%	7,376	5,750	28.3%
Passenger load factor (%)	77.6%	62.6%	15.0	79.1%	62.3%	16.8
Middle East and Africa
Passengers carried (000)	341	285	19.4%	694	547	27.0%
Revenue pax-kilometers (RPK)	1,729	1,507	14.7%	3,548	2,952	20.2%
Available seat-kilometers (ASK)	2,384	2,160	10.4%	4,711	4,108	14.7%
Passenger load factor (%)	72.5%	69.8%	2.8	75.3%	71.9%	3.5
Caribbean-Indian Ocean
Passengers carried (000)	247	266	(7.1%)	525	562	(6.4%)
Revenue pax-kilometers (RPK)	1,801	1,946	(7.5%)	3,817	4,075	(6.3%)
Available seat-kilometers (ASK)	2,334	2,401	(2.8%)	4,736	4,918	(3.7%)
Passenger load factor (%)	77.2%	81.1%	(3.9)	80.6%	82.9%	(2.3)

Cargo Operations (million)

	May			Cumulative
Total Group	2004	2003	%	2004	2003	%
Revenue tonne-km (RTK)	872	781	11.6%	1,722	1,548	11.2%
Available tonne-km (ATK)	1,264	1,124	12.5%	2,494	2,216	12.5%
Cargo load factor (%)	68.9%	69.5%	(0.5)	69.1%	69.9%	(0.8)
Europe (including France)
Available tonne-km (ATK)	9	8	7.5%	18	16	8.3%
Revenue tonne-km (RTK)	40	37	6.1%	77	75	3.7%
Cargo load factor (%)	21.8%	21.5%	0.3	23.1%	22.1%	1.0
America (North and South)
Revenue tonne-km (RTK)	301	278	8.5%	589	556	5.9%
Available tonne-km (ATK)	439	402	9.4%	856	798	7.2%
Cargo load factor (%)	68.5%	69.1%	(0.6)	68.8%	69.7%	(0.8)
Asia / Pacific
Revenue tonne-km (RTK)	432	380	13.7%	858	744	15.4%
Available tonne-km (ATK)	578	490	17.9%	1,144	966	18.4%
Cargo load factor (%)	74.8%	77.5%	-2.7	75.0%	77.0%	(2.0)
Middle East and Africa
Revenue tonne-km (RTK)	81	73	11.4%	156	137	14.1%
Available tonne-km (ATK)	125	115	8.4%	247	216	14.1%
Cargo load factor (%)	65.0%	63.2%	1.8	63.2%	63.2%	0.0
Caribbean-Indian Ocean
Revenue tonne-km (RTK)	49	43	14.5%	101	95	6.1%
Available tonne-km (ATK)	83	79	4.1%	170	161	5.4%
Cargo load factor (%)	59.0%	53.7%	5.3	59.6%	59.2%	0.4

STATISTICS

Cargo Operations (million) — April statistics restated*

	April			Cumulative
Total Group	2004	2003	%	2004	2003	%
Revenue tonne-km (RTK)	850	767	10.8%	850	767	10.8%
Available tonne-km (ATK)	1,229	1,092	12.5%	1,229	1,092	12.5%
Cargo load factor (%)	69.2%	70.2%	(1.1)	69.2%	70.2%	(1.1)
Europe (including France)
Revenue tonne-km (RTK)	9	8	9.1%	9	8	9.1%
Available tonne-km (ATK)	38	37	1.4%	38	37	1.4%
Cargo load factor (%)	24.4%	22.7%	1.7	24.4%	22.7%	1.7
America (North and South)
Revenue tonne-km (RTK)	288	278	3.4%	288	278	3.4%
Available tonne-km (ATK)	416	396	5.1%	416	396	5.1%
Cargo load factor (%)	69.1%	70.2%	(1.1)	69.1%	70.2%	(1.1)
Asia / Pacific
Revenue tonne-km (RTK)	426	363	17.1%	426	363	17.1%
Available tonne-km (ATK)	566	476	19.0%	566	476	19.0%
Cargo load factor (%)	75.2%	76.4%	(1.2)	75.2%	76.4%	(1.2)
Middle East and Africa
Revenue tonne-km (RTK)	75	64	17.2%	75	64	17.2%
Available tonne-km (ATK)	122	101	20.7%	122	101	20.7%
Cargo load factor (%)	61.4%	63.2%	(1.8)	61.4%	63.2%	(1.8)
Caribbean-Indian Ocean
Revenue tonne-km (RTK)	52	53	(0.7%)	52	53	(0.7%)
Available tonne-km (ATK)	87	82	6.5%	87	82	6.5%
Cargo load factor (%)	60.2%	64.6%	(4.4)	60.2%	64.6%	(4.4)

*	April 2004 and 2003 capacity figures have been restated following the harmonization of the methods used by Air France and KLM to calculate cargo capacity.